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                               February 6, 2024

       Robert M. McKee
       President and Chief Executive Officer
       Kodiak Gas Services, Inc.
       15320 Highway 105 W , Suite 210
       Montgomery, TX 77356

                                                        Re: Kodiak Gas
Services, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 12,
2024
                                                            File No. 333-276508

       Dear Robert M. McKee:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4 filed January 12, 2024

       Information About Kodiak
       Executive Compensation of Kodiak, page 133

   1. Please update executive compensation and director compensation for Kodiak to reflect data for the year ended
December 31, 2023. Refer to Item 18(a)(7) of Form S-4 and
                                                        Question 117.05 of the
Compliance and Disclosure Interpretations for Regulation S-K.
       Material U.S Federal Income Tax Consequences
       Material U.S. Federal Income Tax Consequences of the Subsequent LP Merger for Electing
       Unitholders, page 232

   2. We note that except with respect to any cash received in lieu of fractional shares, the exchange by U.S.
holders of Partnership Common Units, in the case of Electing
                                                        Unitholders, for OpCo
Units and shares of Series A Preferred Stock is generally not expected to result in
the recognition of gain or loss to such U.S. holders for U.S. federal
 Robert M. McKee
Kodiak Gas Services, Inc.
February 6, 2024
Page 2
       income tax purposes. Please attribute this representation of tax consequences to counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or provide us with analysis explaining why it is not necessary to do so. For guidance, refer to Item 601(b)(8)
       of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 or Karina Dorin,
Attorney-Advisor, at 202-551-3763 with any other questions.



                                                             Sincerely,
FirstName LastNameRobert M. McKee
                                                             Division of
Corporation Finance
Comapany NameKodiak Gas Services, Inc.
                                                             Office of Energy &
Transportation
February 6, 2024 Page 2
cc:       Keith M. Townsend
FirstName LastName